UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No.  )

1.	Name of the Registrant: National Health Investors, Inc.
2.	Name of Person Relying on Exemption: Land & Buildings Capital Management, LLC
3.	Address of Person Relying on Exemption: Soundview Plaza 1266 E Main St., Suite 700R Stamford, Connecticut 06902
4.	Written Materials. The following written material is attached: Press Release, dated May 9, 2024

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Land & Buildings Capital Management, LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings Capital Management, LLC and its affiliates.

PLEASE NOTE: Land & Buildings Capital Management, LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Land & Buildings Comments on Half Measures Announced by National Health Investors in Advance of Upcoming Annual Meeting

Believes NHI’s Reactive Actions Disclosed in its Supplemental Proxy are Too Little, Too Late, and Fail to Address the Serious Corporate Governance Concerns and Conflicts of Interest Among Board Members Previously Highlighted By Land & Buildings

Argues that NHI Should Commit to Working Directly with Shareholders to Identify a New, Truly Independent Director and to Fully Declassifying the Board at the 2025 Annual Meeting

Continues to Urge NHI Shareholders to Send a Clear Message that Change is Needed By Voting “AGAINST” Incumbent Directors Robert Webb and Charlotte Swafford

STAMFORD, Conn. (May 9, 2024) – Today, Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”), a significant shareholder of National Health Investors, Inc. (NYSE: NHI) (“NHI” or the “Company”), commented on the Supplemental Proxy Statement (the “Proxy”) filed by the Company on May 6, 2024. In the Proxy and accompanying press release, NHI disclosed that the Board of Directors (the “Board”) has committed to putting up for vote a proposal to remove the classified board structure at NHI’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”), adding a “disinterested” director to the Board following a search process overseen by NHI, and further evaluating the composition of the Board and director term limits/age requirements.

Previously, Land & Buildings released a public letter making the case that the status quo should no longer be acceptable at NHI and announcing that Land & Buildings intends to vote “AGAINST” incumbent directors, Robert Webb and Charlotte Swafford, who are up for election at NHI’s 2024 Annual Meeting of Stockholders (the “Annual Meeting”) scheduled for May 22, 2024.

Land & Buildings stated:

“The actions recently announced by NHI are half measures, transparently taken in reaction to our public criticism and concerns expressed by other shareholders. Most importantly, these changes fail to adequately improve the Company’s poor corporate governance practices or remedy the web of interlocking relationships and conflicts of interest among members of NHI’s Board. We believe these issues – particularly given the critically important upcoming lease renegotiations with one of the Company’s largest tenants, National HealthCare Corporation (NYSE American: NHC) (“NHC”) – are why the Company has persistently been undervalued relative to the quality of its assets.

If NHI’s Board is serious about improving governance and beginning to allay shareholder concerns, it should take the following actions immediately:

1.	Commit to fully destaggering the Board no later than the 2025 Annual Meeting – while NHI indicated it intends to put this up for a vote at next year’s meeting, it did not clarify whether the Board would be fully declassified following approval of such declassification. If the Company cares about doing more than the bare minimum, it has an opportunity to prove it by not pushing the declassification out further and allowing all directors to be voted on at the 2025 Annual Meeting. Indeed, the Proxy specifies that the Board was aware of shareholder concerns before filing its proxy materials for the 2024 Annual Meeting yet it still determined not to include a declassification proposal at this year’s Annual Meeting, reflecting yet another example of NHI’s Board attempting to delay accountability.

2.	Commit to working directly with shareholders to identify the new director – given the longstanding conflicts of interest caused by some members of the Board possessing significant investments in and relationships with NHC, as well as the clear interlocking relationships among members of the Board, we believe it is impossible for shareholders to trust that the addition of this new director will be undertaken with full independence and objectivity, or that the new director will be truly independent from NHI and NHC directors and officers. This is why the Board should immediately engage with shareholders to solicit proposed candidates.

There are numerous individuals in the REIT investment community who would be excellent directors at NHI. Further, Land & Buildings stands ready to engage with the Board to help identify and recruit truly qualified and independent individuals, just as we recently did through cooperation agreements at Sun Communities, Inc.1 (NYSE: SUI) and Ventas, Inc.2 (NYSE: VTR).

Absent the Board taking these actions, Land & Buildings continues to plan to vote “AGAINST” incumbent directors Robert Webb and Charlotte Swafford at the upcoming Annual Meeting – and we urge other shareholders to do the same.

Importantly, the Company has a resignation policy in place, whereby any director who fails to receive a majority of the votes cast in favor of his or her election, must promptly tender his or her resignation for consideration by the Board. If Mr. Webb or Ms. Swafford fail to receive the requisite vote, then we believe it would clearly be inappropriate for such a director to continue to serve on the Board.

The Annual Meeting is therefore a critical opportunity for shareholders to demand accountability, improved governance, and a Board that is comprised of truly independent directors with the objectivity necessary to provide effective oversight of NHI, including properly overseeing and negotiating the NHC lease renewal.

In order for the Company to live up to its substantial potential for shareholders, NHI’s Board must begin to embrace real change. Until that happens, we will continue to advocate for the best interests of our fellow NHI shareholders through all means available to us.”

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PLEASE NOTE: THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. LAND & BUILDINGS IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. LAND & BUILDINGS IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

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1 https://suncommunities.gcs-web.com/news-releases/news-release-details/sun-communities-inc-appoints-jerry-ehlinger-and-craig-leupold

2 https://ir.ventasreit.com/news/news-details/2024/Ventas-Appoints-Theodore-Bigman-and-Joe-V.-Rodriguez-Jr.-to-Board-of-Directors/default.aspx

Disclaimer

The views expressed are those of Land & Buildings as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable.

Media Contact

Longacre Square Partners
Dan Zacchei
dzacchei@longacresquare.com